T:\flh\smallco\n-sar77d
For the year ended September 30, 1997
File number 811-3084


                        SUB-ITEM 77D
              Changes With Respect to Security
                         Investment


I. At its May 21, 1997 meeting the Board of Directors authorized a change in the definition of the maximum market capitalization of a small capitalization stock from $1 billion to $1.5 billion and also changed the name of the Fund to Prudential Small Company Value Fund, Inc..